Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-287303
Dated August 26, 2026

MARKET-LINKED ONE LOOK NOTES

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF
Issuer	Barclays Bank PLC (“Barclays”). References on this page to “we,” “us” or “our” mean Barclays.
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The VanEck® Gold Miners ETF (Bloomberg symbol: “GDX”)
Payout Profile at Maturity	• If the Market Measure is flat or increases, a return equal to the Step Up Payment • 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk
Step Up Payment	[$3.20 to $3.80] per unit, a return of [32.00% to 38.00%] over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/000095010326012906/ dp252276_424b2-9516baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
•	Your investment return is limited to the return represented by the Step Up Payment and may be less than a comparable investment directly in shares of the Market Measure or the securities held by the Market Measure.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.
•	The initial estimated value of the notes on the pricing date is expected to be lower than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	A trading market is not expected to develop for the notes.
•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Market Measure or the securities held by the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.
•	There may be potential conflicts of interest involving the calculation agents, which are Barclays and BofAS.
•	The sponsor and advisor of the Market Measure may adjust the Market Measure in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.
•	You will have no rights of a holder of shares of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own shares of the Market Measure or the securities held by the Market Measure, we, MLPF&S, BofAS and our respective affiliates do not control the Market Measure or the issuers of those securities, and have not verified any disclosure made by any other company.
•	There are liquidity and management risks associated with the Market Measure.
•	The performance of the Market Measure may not correlate with the performance of the securities held by the Market Measure as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of shares of the Market Measure and/or the securities held by the Market Measure may be adversely affected, sometimes materially.
•	The payments on the notes will not be adjusted for all corporate events that could affect the Market Measure.
•	The U.S. federal income tax consequences of an investment in the notes are uncertain.
•	An investment in the notes is subject to risks associated with the gold and silver mining industries.
•	An investment in the notes is subject to risks relating to non-U.S. markets.
•	An investment in the notes is subject to risks relating to emerging markets.
•	The value of the Market Measure is subject to currency exchange risk.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
-3.00%	$9.70	-3.00%
0.00%(1)	$13.50(2)	35.00%
2.00%	$13.50	35.00%
3.00%	$13.50	35.00%
5.00%	$13.50	35.00%
10.00%	$13.50	35.00%
20.00%	$13.50	35.00%
30.00%	$13.50	35.00%
35.00%	$13.50	35.00%
50.00%	$13.50	35.00%
100.00%	$13.50	35.00%

(1)	This percentage change corresponds to the Threshold Value.
(2)	This amount represents the sum of the principal amount and the hypothetical Step Up Payment of $3.50 per unit. Your investment return is limited to the return represented by the Step Up Payment.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays's Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.